ASPECT MEDICAL SYSTEMS, INC.
One Upland Road
Norwood, Massachusetts 02062
Tel. (617) 559-7000
March 15, 2007
VIA ELECTRONIC SUBMISSION
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:	Aspect Medical Systems, Inc.
Commission File No. 0-24663
Annual Report on Form 10-K
Ladies and Gentlemen:
     On behalf of Aspect Medical Systems, Inc. (the “Company”), transmitted herewith for filing under the reporting requirements of the Securities Exchange Act of 1934, as amended, is the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, complete with financial statement schedules and exhibits.
     The Company’s financial statements filed as part of the Form 10-K do not reflect a change from the preceding year in any accounting principles or practices or in the method of applying any such principles or practices.
     Please call the undersigned if you have any questions regarding this matter.

Very truly yours,

/s/ Michael Falvey

Michael Falvey Vice President and Chief Financial Officer

Enclosures